APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Caribe Sol
Income Statement - unaudited
2019

	Current Period
	1/1/2019 - 12/31/2020
REVENUES	
Sales	$ 36,000.00
Other Revenue	-
TOTAL REVENUES	**36,000.00**
COST OF GOODS SOLD	
Cost of Sales	6,000.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	6,000.00
GROSS PROFIT (LOSS)	30,000.00
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	500.00
Insurance	1,200.00
Meals and Entertainment	1,300.00
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	3,000.00

OPERATING PROFIT (LOSS)   27,000.00

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ 27,000.00

Caribe Sol
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 2,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	2,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	60,000.00
Less: Accumulated Depreciation	-
Total Fixed Assets	60,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 62,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		62,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		62,000.00
TOTAL LIABILITIES & EQUITY	$	**62,000.00**
Balance Sheet Check		-

Caribe Sol
Income Statement - unaudited
2020

	Current Period
	1/1/2020 - 12/31/2020
REVENUES	
Sales	
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	
Insurance	
Meals and Entertainment	
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)   -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -

Interest Expense   -

Income Tax Expense   -

TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ -

Caribe Sol
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 2,000.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	2,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	60,000.00
Less: Accumulated Depreciation	-
Total Fixed Assets	60,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 62,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		62,000.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		62,000.00
TOTAL LIABILITIES & EQUITY	$	**62,000.00**
Balance Sheet Check		-

I, hazel lebron, certify that:

1. The financial statements of Caribe Soul LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Caribe Soul LLC included in this Form reflects accurately the information reported on the tax return for Caribe Soul LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *hazel lebron*
                   _____

Name: hazel lebron
                   _____

Title: owner
                   _____